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                              December 22, 2023

       James M. Anderson
       Executive Vice President and Chief Financial Officer
       First Financial Bancorp.
       255 East Fifth Street Suite 800
       Cincinnati, OH 45202

                                                        Re: First Financial
Bancorp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-34762

       Dear James M. Anderson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the period ended December 31, 2022

       Exhibit 13: Registrant's annual report to shareholders for the year ended December 31, 2022
       Loans and Leases, page 16

   1. We note the tabular disclosure on page 17 detailing the composition of your gross loan portfolio, which
includes commercial real estate (   CRE   ). Given the significance of CRE
                                                        in your total loan
portfolio, please revise your disclosures, in future filings, to further disaggregate the
composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily,
etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or
range of loan-to-value ratios, occupancy rates, etc.), if any. In addition, revise to
describe the specific details of any risk management policies, procedures or other
actions undertaken by management in response to the current
                                                        environment.
       Market Risk, page 30

   2. We note your disclosures regarding risk management processes and, on page 32, liquidity risk management-related
items that management is closely monitoring. In future filings,
 James M. Anderson
First Financial Bancorp.
December 22, 2023
Page 2
         please enhance your disclosures to:
             note the existence of oversight committees such as an Asset Liability Committee or similar, and the membership and responsibilities of such committees, as applicable;
             discuss any material liquidity policy guidelines or limits, including depositor or other concentration limits, and provide examples of specific metrics used to manage liquidity within those guidelines; and
             to the extent applicable, disclose whether you have been in compliance with such policy guidelines or related limits and, if not, planned actions to remediate non-
             compliance.
3. In future filings, please consider expanding the discussion of your contingency funding plan to provide additional detail regarding types of revisions and / or to describe actions that would be taken to address liquidity risk during a stress event, such as balance sheet repositioning, capital raises, promotional efforts for deposits, increased usage of brokered deposits, etc., as applicable.
Critical Accounting Estimates, page 34

4. We note your disclosure for critical accounting estimates. Please revise your disclosures, in future filings, to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, (i) provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations, and (ii) explain how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation.
         Ensure that the disclosure of your critical accounting estimates is not a repetition of your significant accounting policies. Refer to Item 303(b)(3) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 with any questions.



FirstName LastNameJames M. Anderson                            Sincerely,
Comapany NameFirst Financial Bancorp.
                                                               Division of
Corporation Finance
December 22, 2023 Page 2                                       Office of
Finance
FirstName LastName